ADS-TEC ENERGY PLC

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

February 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Erin Parnell

Re:	ADS-TEC ENERGY PLC
Registration Statement on Form F-3
File No. 333-276788

Dear Ms. Parnell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ADS-TEC ENERGY PLC, a public limited company incorporated in Ireland, hereby respectfully requests that the effective date of the above-captioned registration statement on Form F-3 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Time, on February 7, 2024, or as soon as practicable thereafter.

Please contact Michael S. Lee (michael.lee@reedsmith.com / telephone: (212) 549-0358) of Reed Smith LLP with any questions and please notify when this request for acceleration has been granted.

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Sincerely,

By:	/s/ Wolfgang Breme
Name:	Wolfgang Breme
Title:	Chief Financial Officer

cc:	Michael S. Lee, Lynwood Reinhardt, Reed Smith LLP

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